Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: August 18, 2021

On March 17, 2021, Supernova Partners Acquisition Company, Inc., a Delaware corporation (“Supernova”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Supernova, Orchids Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Supernova, Orchids Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Supernova, and OfferPad, Inc., a Delaware corporation (“Offerpad”) relating to a proposed business combination transaction.

On August 18, 2021, Offerpad made available a replay of an investor call it conducted on August 16, 2021, a transcript of which is below.

Forward-Looking Statements

Certain statements in the accompanying communication may be considered forward-looking statements. Forward-looking statements generally relate to future events or Offerpad’s future financial or operating performance. For example, statements regarding Offerpad’s outlook for the third quarter and full year 2021, anticipated growth in the industry in which Offerpad operates, and the anticipated timing of the proposed business combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate, ””anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Offerpad and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Offerpad, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Offerpad as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the ability to respond to general economic conditions; the health of the U.S. residential real estate industry; the ability to grow market share in existing markets or any new markets; the impact of the COVID-19 pandemic; the ability to manage growth effectively; the ability to accurately value and manage inventory, and to maintain an adequate and desirable supply of inventory; the ability to successfully launch new product and service offerings, and to manage, develop and refine the technology platform; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Supernova from time to time with the Securities and Exchange Commission (the “SEC”).

Nothing in the accompanying communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Offerpad does not undertake any duty to update these forward-looking statements.

Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement that is being distributed to holders of Supernova’s common stock in connection with its solicitation of proxies for the vote by Supernova’s stockholders with respect to the proposed business combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova is mailing the definitive proxy statement/prospectus and other relevant documents to its stockholders. The accompanying communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Offerpad, Supernova and the business combination. Stockholders are also able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova, Offerpad, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities by Supernova’s directors and executive officers may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

No Offer or Solicitation

The accompanying communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Offerpad, or any of their respective affiliates.

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Offerpad Q2 2021 Conference Call	Monday, 16 August 2021

Operator    Good afternoon, everyone, and welcome to the Offerpad Inaugural Earnings Call covering the second quarter of 2021 financial results. My name is Hannah and I will be the event specialist running today’s event. I will now hand over to our host, James Grout, VP of Finance and Investor Relations to begin. James, please go ahead when you are ready.

James Grout    Thank you. Good afternoon and welcome to the Offerpad Second Quarter 2021 Earnings Call. With me today are Chief Executive Officer and Founder, Brian Bair, and Chief Financial Officer, Mike Burnett. In a moment, we’ll hear brief remarks from both discussing our second quarter 2021 results.

During the call today, management will be making forward-looking statements defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently uncertain and events could differ significantly from management’s expectations. Please refer to the risks, uncertainties, and other factors relating to the company’s business described in the S-4 registration statement filed by Supernova Partners Acquisition Company with the US security and Exchange Commission in relating to the proposed business combination transaction between Offerpad and Supernova. Except as required by applicable law, Offerpad does not intend to update or alter forward-looking statements, whether as a result of new information, future events, or otherwise.

On today’s call, management will refer to contribution profit and margin, contribution profit and margin after interest, both on a total and per-unit basis as well as adjusted EBITDA. These metrics exclude certain items discussed in our news release under the heading non-GAAP financial measures. The reconciliations of Offerpad’s non-GAAP measures to the comparable GAAP measures are available in the financial tables of the Q2 2021 results news release on Offerpad’s website. I’ll now turn the call over to Brian.

Brian Bair    Thanks, James, and good afternoon, everyone. On behalf of the entire Offerpad team, thanks for joining us on our first earnings call to discuss Offerpad’s second-quarter financial results.

In 2015, we founded Offerpad after having spent decades in residential real estate. Buying, renovating, and selling tens of thousands of homes across the country and experiencing firsthand the difficulties that homebuyers and sellers faced on a day-to-day basis. Recognizing that the industry was ripe for disruption, we set out to offer a new process with a focus on providing the customer total control and certainty. At Offerpad, it’s all about the customer. It’s about homes, not houses. Pairing advanced real estate technology with fundamental industry expertise, we created our real estate solution center where sellers can receive a strong competitive purchase offer for their home, select their own closing date, and avoid the stress and uncertainty of selling their home the traditional way.

We have since expanded our platform to offer a suite of services. These include Offerpad providing moving services for home sellers, to Offerpad paying for and managing the renovation of the seller’s home while we ready it for sale through our flex program. We also offer an extended-stay option that allows homeowners to remain in their home after closing. This is a highly-valued service to customers that provides them immediate liquidity and freedom to buy their next home. We continue to focus on putting customers at the center of everything we do.

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Transcript	0800 138 2636 | service@incommglobal.com www.incommglobal.com

Offerpad Q2 2021 Conference Call	Monday, 16 August 2021

Turning now to the quarter, we’re excited to report record revenue and profit. Revenue was at an all-time high coming in at $379 million, up 32% year-over-year. Adjusted EBITDA grew for the sixth consecutive quarter, coming in at $13.1 million, up 332% from the prior quarter and 458% year-over-year. And we’re proudly reporting earning share of $0.31 cents.

HPA, or home price appreciation, climate was clearly a favorable tailwind in the quarter. That said, underlying that rising tide was an exceptional operational execution by the Offerpad team across six key areas. First, in one of the toughest markets for the buying of homes in recent history, we acquired a record number of homes. 2,025 homes in the quarter, outpacing our home acquisitions in Q1 by 69%.

Second, our team was able to attract 39% more home sellers to the Offerpad platform than in Q1, even one of the strongest sellers’ markets we’ve seen in decades. We’ve demonstrated to these customers how they could have certainty and control. And we did this while maximizing their convenience with the ability to skip the chaotic open houses and showings and move 100% on their own schedule. This has been a particularly valuable feature given the current market conditions where it’s easier to sell a home, but finding your next home to move to could be very challenging.

Third, we priced our homes right and conducted strategic renovations to maximize value. This is where Offerpad excels within the industry. We sold 1,259 homes in the quarter and our contribution margin after interest per home was $31,500, an increase of over 2,000% year-over-year.

Fourth, we are exceeding our previous plans for new geographic market expansions with the announcement of plans to open four new markets in the second half of this year. In addition to the three markets launched through July. This will bring us to seven total new markets for the year and give us a national footprint of 21 markets, representing nearly 1,500 cities and towns.

Fifth, this quarter we continued innovating, announcing Offerpad Bundle Rewards, a new program that rewards our customers with great savings when they combine more than one of our services together. Also in Q2, we completed our first 24-hour close. The homeowner came to Offerpad to buy their home, the next day they had all their closing proceeds. We continue to challenge the old way of doing things.

And sixth, we delighted our customers with customer satisfaction scores of 95%. Our net promoter score was above 80. Customers were incredibly happy with our offerings. Let me give you just one example of a customer we served recently. Lisa was set on buying a new construction home in suburban Atlanta but needed to sell her current home first. She chose to sell to Offerpad after learning about us through her home builder.

Here is a quick note that Lisa sent to us. “Thanks so much to the Offerpad team. This was by far the easiest process I’ve ever experienced in selling a home. From start to finish, everything went exactly as I was told it would. I am a natural skeptic and I kept waiting for something to go wrong. It just never did. I am truly impressed with the team here in Atlanta and have told all my friends about Offerpad. Thank you again for turning something that is normally very stressful into a worry-free experience. I highly recommend selling a home through Offerpad.”

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Offerpad Q2 2021 Conference Call	Monday, 16 August 2021

With the above execution, the current market environment led by our operation and real estate logistics, I am very happy to announce a profitable quarter for Offerpad. Internally, we enhanced governance, training, and investor relation processes to ensure excellence as we prepared to become a publicly-traded company.

Notably, we announced plans to strengthen Offerpad’s board of directors with four additional independent board members. The board members who will be appointed once Offerpad is public, are accomplished entrepreneurs and investors, current and former CEOs, seasoned executives, and strategic advisors. They have a proven track record. They are leaders at best in category tech and real estate companies such as Realtor.com, Taylor Morrison Home Corporation, and First American Financial Corporation. These leaders were selected based on their relevant operational and industry experience and will guide Offerpad as we continue to revolutionize real estate.

The special meeting of Supernova stockholders is scheduled to take place on August 31, 2021 and we’d expect to be in a position to close the transaction with Supernova and list on the New York Stock Exchange under the ticker OPAD shortly thereafter.

Mike will take you through the details of the financials in a moment but from a bigger picture perspective, it’s clear this quarter pricing was strong. As the market finds its new waterline and price appreciation, it will favor participants able to capture acquisition volume with the right unit economics. Real estate markets are fluid, constantly changing. With our operational excellence, we are laser-focused on being successful in all market conditions and have consistently performed well quarter after quarter in all market types.

We also have a significant advantage there as we’re able to go deeper into regional housing pools, thanks to our ability to renovate strategically and cost-effectively. We are able to actively expand the inventory of highly valued desirable homes in great locations, providing us with higher-margin property to sell. So, when the real estate market returns to a more normalized pricing and margin environment, we believe Offerpad will continue to be able to capitalize on our strengths in real estate technology and real estate logistics.

The services we provide home sellers from an immediate cash offer to our listing product where we renovate the home, listed to Offerpad flex, and still provide a backup offer to the seller, speak to our large total market opportunities. Our services are game-changing. We removed the points of friction that sellers trying to sell their homes the old way faced. They have to fix up their home to get it in list-ready condition, host disruptive showings and open houses, trying to time their closing with the closing of their new home, and overall, remain uncertain of when and if their home will sell.

Offerpad gives them that certainty and control. Given the resources and flexibility we offer our customers, and the difficulty of traditional home buying and selling, we believe we’re at the early stages of tipping the market towards the new and better model. We are excited about the tremendous opportunity ahead of us and more and more buyers and sellers opt for our digital-first experience.

And now, I’ll turn the call over to our CFO, Mike Burnett. Mike?

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Offerpad Q2 2021 Conference Call	Monday, 16 August 2021

Mike Burnett    Thanks, Brian. Offerpad had a strong second quarter and I’m happy to be with you this afternoon to discuss our results. First, I’ll discuss our key strategic drivers that we expect will continue to fuel our growth going forward. Second, I’ll review some highlights from our results from Q2, generally providing both sequential and year-over-year comparison, recognizing that in the year-ago quarter, Offerpad proactively took measures to protect the company during the onset of the pandemic. And finally, I’ll share some thoughts around the third quarter and around the rest of fiscal 2021.

Let’s get right into our strategic growth drivers. First, is the nearly $2 trillion US residential real estate market opportunity. Second, there are changes in consumer buying patterns that favor ease, convenience, personalization, and digitalization to which Offerpad’s business is well aligned. Third, are the anticipated changes to consumer mobility and freedom of movement due to high buyer innovations which are expected to accelerate at a historical pace at which consumers transact homes.

Fourth, we’re seeing the need for quality housing inventory that plays into Offerpad’s strength and renovations. And finally, the opportunity to further serve customers with incremental services surrounding residential property ownership such as mortgage, insurance, and title and escrow services. Those factors served us well during the second quarter and we believe will drive growth for Offerpad for the long term.

Turning to highlights for the quarter, though demand for housing inventory exceeded supply throughout Q2, Offerpad acquired 2,025 homes in the quarter which was ahead of our internal plan. For reference, this is a nearly 70%

increase from Q1 of this year and more than a four-fold increase from the prior year’s second quarter when we acquired 460 homes. During the onset of the pandemic last year, we temporarily reduced our inventory. We have now reversed that and have over 1,700 homes in inventory as of the end of Q2.

The ability to acquire homes creates new and exciting ancillary services and leave our customers delighted, our core competencies of Offerpad. It’s clear we’re agile, confident in our market approach, and ready to broadly address the legacy real estate market on multiple fronts.

In the second quarter, Offerpad sold 1,259 homes and generated revenue of $375 million which was up from $287 million in Q2 of 2020, representing a year-over-year increase of 32%. The results are driven by our operational excellence, our ability to match the right customers to the right homes, and the overall favorable market conditions.

Gross profit in the second quarter was a record $50.9 million or 13.4% of revenue. This was a 720 basis point improvement from Q2 of 2020 and a 160 basis point increase from the first quarter as we continue to combine operational excellence with the current favorable market conditions.

Additionally, during the second quarter, we significantly increased our investment in advertising from the amount we spent in the highly constricted second quarter of 2020. Our investment in advertising during the quarter also represented a more than 50% increase from Q1. This helped drive more qualified traffic to our site and is setting us up for a successful second half of the year. We continue to demonstrate strong discipline with our cost structure while making prudent investments to support our growth initiatives.

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Offerpad Q2 2021 Conference Call	Monday, 16 August 2021

Moving on to some additional financial metrics. Offerpad reported its first-ever positive quarterly net income of $9.2 million versus a net loss of $7.4 million in the second quarter of 2020. Fully diluted EPS for the quarter was $0.31 cents per share compared to a loss per share of $0.96 cents in Q2 of 2020.

Our adjusted EBITA quarter was a record $13.1 million compared to a negative $3.7 million in Q2 of 2020. This marks our third consecutive quarter of positive adjusted EBITDA and equates to nearly $17 million of adjusted EBITDA on a trailing 12-month basis.

Turning to unit economics, our contribution margin per home after interest came in at a record $31,500 rising more than 36% from Q1 of this year and increased 30,000 year-over-year from $1,400 in the same quarter from the prior year. When despite the worst of the pandemic, we were still able to maintain positive unit economics. Though, unit economics were boosted by rapid home price appreciation this year. We remain realistic about the market dynamics looking forward as we do expect the pace of home price appreciation to normalize. That said, Offerpad’s business model is built to be both flexible and resilient. And we do not view normalizing price appreciation to be a material headwind against our long-term business plan.

From a capital structure standpoint, during the second quarter, we entered into a $30 million credit agreement for working capital and general corporate purposes to continue to execute the business plan in the current favorable market conditions as we head towards the anticipated closing of the merger with Supernova.

Additionally in July, we successfully upsized one of our secure credit facilities from $215 million to $400 million of capacity and are pursuing additional credit opportunities for attractive financing to continue to support our future growth.

Looking ahead to the third quarter, we are providing the following financial outlook regarding Q3. For Q3, we are expecting revenue to be in the range of 460 to $520 million, representing an increase of about 163% year-over-year. And third quarter adjusted EBITDA is expected to be between a loss of $15 million and a loss of $8.5 million. We anticipate incurring incremental new public company costs, new market start-up costs, and will continue to invest in our marketing product and engineering teams for the second half of this year.

Finally, turning to our full-year outlook for 2021, Offerpad anticipates selling between 5,600 and 6,000 homes for the full year, an increase of 36% year-over-year at the midpoint of the range. Full-year revenue is projected to be between 1.7 and 1.85 billion, an increase of 67% year-over-year at the midpoint of the range. Gross profit is expected to be between 170 and $180 million, nearly a 100% increase year-over-year at the midpoint of the range. And we’re guiding for 2021 adjusted EBITDA to be in the range of a loss of $15 million to a loss of $6 million. With that, I’ll now turn the call back over to our CEO and founder, Brian Bair. Brian?

Brian Bair    Thanks, Mike. In summary, we’re taking home buying and selling from chaotic to controlled, from expensive to efficient, and from the past straight into the future. We see the massive transformation we are ushering in as above and beyond online home buying and selling, just as Uber led its transformation from taxis to an age of

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Offerpad Q2 2021 Conference Call	Monday, 16 August 2021

digital transportation and Carvana reimagined buying and selling cars into a platform that creates ease for the consumer while crafting incremental services such as financing and warranties.

Digitization and trust are the first steps. Next, are the additional services and offerings to build a comprehensive new eco-system of ease and innovation that optimizes tech and personalization to benefit the customer experience and increase the value of their number one asset, their home.

At Offerpad, we’re growing our company in a huge market with a relevant and disruptive business model. We have a superior team with strong technology and real estate backgrounds, experienced in every real estate cycle. We’re proud of our skills and vision to operate as the most capital-efficient company in our industry.

In closing, I’d like to thank the nearly 700 Offerpad team members across the country. None of our innovative services, game-changing technology, and ultimately our many successes over these past six years would be possible without their teamwork and their dedication to Offerpad’s mission. Thank you all for being with us today. We are very appreciative you took the time to listen to our call and we look forward to launching a two-way dialog with you as soon as we are public. We trust the fact that we are conducting this call prior to being public conveys a priority we are placing on communication in candor with investors. We very much look forward to hearing your questions and insights and being able to share more business updates in future earnings calls. Thank you.

Operator    Thank you for joining Offerpad’s Q2 FY 2021 Earnings Call. This concludes today’s call, and you may now disconnect.

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